

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/04/2015 AND ENDING 08/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBUS CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 PONCE DE LEON AVE., SUITE I030
(No. and Street)

SANnJAN PR 00918
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER Of PERSON TO CONTACT IN REGARD TO THIS REPORT
FERNANDO FUSSA (787) 771-6185
{Area Cod.: - Tch:phonc Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name - *if Individual. state last. first. middle name)*

33 CALLE BOLMA, STE 400 SANJUAN PR 00917
(Addr ss} (City) (Stotc) (Zip Code)

CHECK ONE:

[✓] !certified Public Accountant
Accountant
BPublic
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption fi·om the requirement that the annual report be covered by the opinion of an i d pendent public accountant must be supported by a statement of/acts and circumstances relied 011 as the basis for the e.r:emptia . See Section 240. ... (2)*

Lic. María ... Jiménez
Abogada-Notaria

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

PUBLIC







OATH OR AFFIRMATION

I, FERNANDOFUSSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBUS CAPITAL PARTNERS LLC, as of AUGUST 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

Afficiant # 3604
In San Juan, P.R. today October 26, 2016.

Signature
Fernando Fussa Ocasio.
CHIEF EXECUTIVE OFFICER
Title

Notary Public
Liz Marie Cruz Jimenez

Liz Marie Cruz Jiménez
Abog. - Notaria

RECIBO DE PAGO
1641339194
Sello
9397
09/13/2016
$5.00
Sello de Asistencia Legal
00086-2016-0913-36741146

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- 15a (b) Statement of Financial Condition.
- D (c) Statement of Income (Loss).
- D (d) Statement of Changes in Financial Condition.
- D (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- D (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- lxl (g) Computation of Net Capital.
- D (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- D (i) Information Relating to the Possession or Control Requirements Under Rule I5c3-3.
- D U) A Reconciliation, including appropriate explanation of the Computation ofNet Capital Under Rule 15c3-1 and tbe Computation for Determination of the Reserve Requirements Under Exhibit A of Rule l5c3-3.
- D (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- 6I (1) An Oath or Affirmation.
- D (m) A copy of the SIPC Supplemental Report.
- D (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**" For conditions of confidential treatment of certain portions of this filing, see section 240. / 7a-5(e)(3).*

PUBLIC